February 13, 2008

H. Christopher Owings

Assistant Director

Division of Corporation Finance, Mail Stop 3561

U.S. Securities and Exchange Commission

450 Fifth Street NW

Washington, D.C. 20549

Re:	SUPERVALU INC.

Form 10-K for the Fiscal Year Ended February 24, 2007

Filed April 25, 2007

Definitive Proxy Statement on Schedule 14A

Filed May 7, 2007

Form 10-Q for the Fiscal Quarter Ended June 16, 2007

Filed July 26, 2007

Form 10-Q for the Fiscal Quarter Ended September 8, 2007

Filed October 18, 2007

Form 10-Q for the Fiscal Quarter Ended December 1, 2007

Filed January 10, 2008

File No.: 1-5418

Dear Mr. Owings,

On behalf of SUPERVALU INC. (the “Company”), this letter is in response to your comment letter dated January 30, 2008 with respect to the above referenced matter. The numbered paragraphs in this response letter correspond to the sequentially numbered paragraphs in the Staff’s letter.

Form 10-K for the Fiscal Year Ended February 24, 2007

Item 1. Business, page 3

1.	We note that you sell an assortment of products and offer certain services in your retail operations. Please disclose in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services. See Item 101(c)(1)(i) of Regulation S-K.

Response:

The Company considers all of the products that it sells through its Retail food segment to be part of the same group of similar products for purposes of compliance with Item 101(c)(1)(i) of Regulation S-K. This includes items we refer to as service offerings, which are primarily products from our specialty departments, such as service seafood and meat, bakery and delicatessen. The nature of the products sold in the Company’s retail stores are substantially the same, with some refinements and modifications for brand positioning and local customer preferences. For example, product selection is refined where organic products are desired or where lower cost products are desired. The Company’s products are generally marketed and promoted across many product categories. For example, a mailing circular will include a mix of grocery, dairy, fresh or frozen foods, general merchandise and other products depending on the local customer preferences. The Company uses the same distribution methods for its products across its retail stores. The products sold in the Company’s retail stores are primarily distributed from the Company’s distribution centers, or delivered directly to the retail stores by the Company’s vendors or, in some limited cases, independent wholesalers.

Retail Food, page 4

Principal Markets, page 5

2.	Please quantify the company’s operations in the regions presented on page five in terms of sales or as a percentage of revenue for the Retail food segment.

Response:

The Company currently describes its markets in Item 1 on page 5 and property locations in Item 2 beginning on page 13. In future filings, we will clarify that while the Company goes to market through a variety of banners in these markets, that its principle market is the United States grocery market. The Company’s revenue from foreign countries is immaterial. The Company does not consider the disclosure of revenue information by market required or helpful to the users of the Company’s financial statements due to the following factors:

•	Our retail food business is substantially the same across the United States.

•	Our retail food operations are largely centralized, including marketing, merchandising, store development, store design and administrative infrastructure.

•	Our retail food operations share significant assets, such as common distribution facilities, truck fleets and administrative offices.

•	Sales across the United States may be affected by the same general economic factors that impact customer spending, such as inflation, unemployment and the job market.

•	Product costs across the United States may be affected by the same economic factors, such as inflation, supplier pricing and transportation costs.

3.	Please quantify the sales of the company’s own brands.

Response:

The Company has considered disclosure of Own Brand information in the past, but decided it was not appropriate due to a lack of standardized objective measurement criteria. We have access to data from an independent market analysis company, but their data for our Company is based on UPC codes and excludes perishable random weight items. While we also have internal data available, this data varies across the Company and also is likely to be different from other retailers’ internal measurements. Also, unlike some of our competitors, the Company does not operate manufacturing facilities for our Own Brand products. While we believe disclosure of this item is not appropriate at this time, we will continue to evaluate this item for disclosure in the future as circumstances change.

Item 1A. Risk Factors, page 9

4.	We note in the introductory paragraph to your risk factors section you state that there may be risks that you do not consider material now but may become material, or there may be risks that you have not yet identified. You must disclose all risks that you believe are material at this time. Please delete this language from your introductory paragraph.

Response:

In future filings, the Company will disclose in our risk factors section all risks that we believe are material at the time and we will delete the language indicating that there may be risks that we do not consider material now, but may become material, or that there may be risks that we have not yet identified from the introductory paragraph.

5.	Revise each subheading to ensure it reflects the risk that you discuss in the text. Many of your subheadings currently either merely state a fact about your business, such as “General economic conditions affecting the food industry may affect our business” and “Various operating factors may affect our business plans or costs of operations.” Please revise this section throughout to succinctly state in your subheadings the risks that result from the facts or uncertainties.

Response:

In future filings, the Company will revise our risk factors section throughout to state in subheadings the risks that result from the facts or uncertainties described therein.

6.	Item 503(c) of Regulation S-K provides that issuers should not “present risk factors that could apply to any issuer or to any offering.” For example, the risk you disclose under “Various operating factors may affect our business plans or costs of operations” could apply to nearly any issuer in your industry and even in other industries. If you elect to retain these and other general risk factors, you must clearly explain how they apply to your industry, company or securities. Please revise this section throughout.

Response:

In future filings, the Company will, if we elect to retain any general risk factors, explain how they apply to our industry, our company or our securities, as applicable.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

7.	In the description of the Albertson’s acquisition on page 20, please disclose the consideration paid and the total value of the transaction.

Response:

The Company will add the following or substantially similar disclosure in future filings in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations under The Albertsons Acquisition caption:

“On June 2, 2006 (the “Acquisition Date”), the Company acquired New Albertson’s, Inc. (“New Albertsons”) for a purchase price of approximately $11.4 billion, net of approximately $4.9 billion of cash for the sale of the Standalone Drug Business to CVS and the sale of the Non-Core Business to the Cerberus Group. New Albertsons consisted of the core supermarket businesses (the “Acquired Operations”) formerly owned by Albertson’s, Inc. (“Albertsons”) operating under the banners of Acme Markets, Bristol Farms, Jewel-Osco, Shaw’s Supermarkets, Star Market, the Albertsons banner in the Intermountain, Northwest and Southern California regions, the related in-store pharmacies under the Osco and Sav-On banners, 10 distribution centers, certain regional offices and certain corporate offices in Boise, Idaho; Glendale, Arizona; and Salt Lake City, Utah (the “Acquisition”).

The consideration paid by the Company consisted of approximately $2.7 billion in cash, $2.3 billion of SUPERVALU common stock, $6.1 billion of debt assumed and approximately $0.3 billion related to cash settlement and assumption of restricted stock unit and stock option awards and direct costs of the Acquisition.”

8.	In the first full paragraph on page 21, please describe the company’s “three year plan to leverage our transformed business model” that the company discloses in its earnings release dated April 19, 2007 and filed as exhibit 99.1 to the company’s Current Report on Form 8-K filed April 19, 2007. Please provide quantitative and qualitative information regarding the plan and the Company’s progress in achieving the goals of the plan. In addition, please include the company’s earnings guidance as disclosed in its earnings release.

Response:

The Company will add the following or substantially similar disclosure in future filings in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations under the Overview caption:

“We are implementing our integration plan that commenced on the Acquisition Date, including initiatives to leverage scale and reduce costs in our Retail and Supply chain segments to enhance the overall performance of the newly combined company, which we expect to substantially complete within a three-year time frame. In addition, the Company has a long term goal for 80 percent of its store fleet to be new or newly remodeled within the last seven years. During fiscal 2008, the Company added xx new stores and completed approximately xx store remodels, which aligns us with making progress towards this goal.”

In response to the Staff’s request to include earnings guidance in the disclosures, we do not believe it would be required or appropriate to provide such guidance in our Form 10-K. Guidance is provided in news releases and furnished as a Current Report on Form 8-K pursuant to Item 2.02, which provides users current information.

Results of Operations, page 21

Comparison of fifty-two weeks ended February 24, 2007 (fiscal 2007) with fifty-two weeks ended February 25, 2006 (fiscal 2006), page 21

9.	We note the disclosure of $111 charges “primarily related to Chicago and Pittsburgh.” Please provide additional disclosure about the nature of these charges. For example, if the charges relate to store closings in those two markets, please disclose the number of stores closed and when the closures occurred.

Response:

The Company will add the following or substantially similar disclosure in future filings in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations under the Comparison of fifty-two weeks ended February 24, 2007 (fiscal 2007) with fifty-two weeks ended February 25, 2006 (fiscal 2006) caption:

“Results for fiscal 2006 included charges of $111 after tax primarily related to the sale of 26 Cub Foods stores in Chicago in January 2006 (“Chicago”) and the planned disposal of 20 Shop ‘n Save retail stores in Pittsburgh announced in September 2005 (“Pittsburgh”). The Pittsburgh stores were all disposed of in fiscal 2006 and fiscal 2007.”

Selling and Administrative Expenses, page 22

10.	Please describe the items that comprise selling and administrative expenses and disclose any significant changes in such items for fiscal 2007 and fiscal 2006.

Response:

In future filings, the Company will provide additional disclosure regarding the items that comprise selling and administrative expenses under Note 2 – Summary of Significant Accounting Policies, as discussed in the response to Comment 16 below. Further, in future filings, the Company will add the following or substantially similar disclosure in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations under the Selling and Administrative Expenses caption:

“Selling and administrative expenses increased by $2,386, primarily due to 38 weeks of operating results of the Acquired Operations in fiscal 2007. The Acquisition greatly increased the size of the Company. The Acquisition also greatly increased the relative size of the Company’s Retail food segment compared to its Supply chain services segment. In fiscal 2007, 74.9 percent of our Net sales came from our Retail food segment, compared to 53.5 percent in fiscal 2006. Retail food traditionally has higher Selling and administrative expenses than Supply chain services. Selling and administrative expenses, as a percent of Net sales, were 18.3 percent for fiscal 2007 compared with 12.3 percent last year. The increase in Selling and administrative expenses, as a percent of Net sales, primarily reflects the higher percentage of Retail food net sales as a percentage of total Net sales as a result of the Acquisition, as well as Acquisition-related pre-tax costs of $65, a pre-tax charge for Scott’s of $26 and incremental pre-tax stock option expense associated with the Company’s adoption of SFAS No. 123(R) of $25. Fiscal 2006 included pre-tax charges of $174 primarily related to Chicago and Pittsburgh.”

Critical Accounting Policies, page 25

11.	Your disclosure of critical estimates and judgments should supplement and not duplicate the summary of significant accounting policies that are already disclosed in Note 2 to the financial statements. In most cases, your discussion here mirrors that disclosure and should be revised to provide a greater insight into the quality and variability of the critical judgments you make in arriving at estimates that have a significant impact on your financial condition and operating performance. Please carefully evaluate each policy and revise your discussion as appropriate to clarify and quantify each critical estimate and clearly identify the assumptions you used to calculate each estimate. Disclose why management believes those estimates are critical to your financial condition and operating results. Discuss how accurate your estimates and assumptions have been in the past and whether they are likely to change in the future. For example, your discussion of vendor funds does not identify what estimates you actually make with respect to these funds. If you estimate the current year volume using historical data as to whether you will achieve certain volume commitments, please clearly state that fact. Also, with respect to estimates relating to benefit plans, we note from your disclosure that for fiscal 2007 you used a range for certain rate assumptions as compared to fiscal 2006 when a single rate was used. Disclose why you apparently changed your approach for certain assumptions and the related impact on your calculation of benefit obligations for fiscal 2007. Your disclosure in management’s discussion and analysis should present your analysis of the uncertainties involved in applying an estimate at a given time, or the variability this is reasonably likely to result from its application over time. Refer to Release Nos. 33-8350 and 34-48960.

Response:

As the Staff points out, certain of our disclosure of our critical accounting policies are a duplicate of our summary of significant accounting policies. The Company will review both its disclosures under the Critical Accounting Policies and under the Summary of Significant Accounting Policies in order to reduce redundant disclosures. In future filings, the Company’s disclosure of each policy under the Critical Accounting Policies will be revised to provide greater insight into the nature and variability of the critical judgments and estimates made, clarify and where appropriate quantify each critical estimate, identify the assumptions used to calculate each estimate and describe why those estimates are critical to the financial condition and operating results. The disclosure will also include the accuracy in the past of those estimates and assumptions and whether we expect they are likely to change in the future. For example, the Company will add the following or substantially similar disclosure in future filings for vendor funds:

“Vendor Funds

The Company receives funds from many of the vendors whose products the Company buys for resale in its stores. These vendor funds are provided to increase the sell-through of the related products. The Company receives vendor funds for a variety of merchandising activities: placement of the vendors’ products in the Company’s advertising; display of the vendors’ products in prominent locations in the Company’s stores; introduction of new products into the Company’s distribution system and retail stores; exclusivity rights in certain categories that have slower-turning products; and to compensate for temporary price reductions offered to customers on products held for sale at retail stores. The Company also receives vendor funds for buying activities such as volume commitment rebates, credits for purchasing products in advance of their need and cash discounts for the early payment of merchandise purchases. As of February 23, 2008, the terms of the Company’s vendor funds arrangements varied in length from primarily short-term arrangements that are to be completed within a quarter to long-term arrangements that are primarily expected to be completed within three years.

The Company recognizes vendor funds for merchandising activities as a reduction of Cost of sales when the related products are sold in accordance with Emerging Issues Task Force (“EITF”) Issue No. 02-16, ‘Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.’

Vendor funds that have been earned as a result of completing the required performance under the terms of the underlying agreements but for which the product has not yet been sold are recognized as reductions of inventory. The amount and timing of recognition of vendor funds as well as the amount of vendor funds remaining in ending inventory requires management judgment and estimates. Management determines these amounts based on estimates of current year purchase volume using forecast and historical data and review of average inventory turnover data. These judgments and estimates impact our reported operating earnings and inventory amounts. Our historical estimates have been reliable in the past, and we believe the methodology will continue to be reliable in the future.”

Also, in response to the Staff’s comment with respect to certain rate assumptions relating to benefit plans, as disclosed in Note 15 – Benefit Plans footnote (1) in the weighted average assumptions table, two different measurement dates were used for the fair value of plan assets for SUPERVALU and the acquired operations. Therefore, a range of rates was used to disclose the assumptions for the benefit obligations and net periodic benefit cost. In future years, as the plans from SUPERVALU and the Acquired Operations are merged and processes are consolidated we expect the table will reflect single values for each assumption.

Liquidity and Capital Resources, page 28

12.	Please explain the terms of the synthetic leasing program to clarify your basis for recently recording a residual value guarantee. In addition, please tell us the amount recorded representing the difference between the purchase option of $60 million and the estimated market value of the property and whether you were required to renew the lease, exercise the purchase option or remarket the leased asset.

Response:

The Company entered into a synthetic lease for its Harrisburg, Pennsylvania warehouse in fiscal 2004. The lease has an expiration date of April 2008 and can be renewed with the lessor’s consent for an additional period of five years. At the expiration of the lease, the lessor is entitled to recover substantially all of the cost of the property ($60 million) either through the Company’s purchase of the facility or through a remarketing option. The Company considered the purchase option and remarketing option in its analysis of the treatment of this lease as an operating lease at inception and also in subsequent periods when analyzing the residual value guarantee. At lease inception, the property had a market value of $60 million and until the exit decision described below was approved, the residual value guarantee was immaterial.

In February 2007, the Company approved a plan to exit the Harrisburg facility in order to combine certain newly acquired and existing supply chain operations into one distribution center. The timing of the exit plan and the market for the property at that time, along with the Company’s intention not to renew the lease, resulted in a significant decrease in value to the property since it is designed for use as a wholesale food distribution facility. The Company determined that it was probable, given the market value of the property of approximately $30 million, that a residual value guarantee payment would be made. The Company recorded the difference of approximately $30 million between the purchase option under the lease of $60 million and the estimated market value of the property in Other current assets and the amount is being amortized into rent expense over the remaining term of the lease (from February 2007 to April 2008) in accordance with paragraph 5(j) of SFAS No. 13. The Company believes the ultimate resolution of this item will be consistent with the amounts recorded.

Commitments, Contingencies and Off-Balance Sheet Arrangements, page 31

13.	We note total contractual cash obligations were $32.8 billion as of February 24, 2007, an increase of $27.9 billion when compared to the $4.9 billion disclosed in the table in your fiscal 2006 Form 10-K. Please expand your disclosure to provide investors with a discussion of the amounts related to your acquisition of Albertsons in fiscal 2007 for each major expense category along with the business reasons for other major increases. Refer to Item 303(a) of Regulation S-K.

Response:

The contractual obligations shown in fiscal 2007 increased by $27.9 billion from the amount disclosed in fiscal 2006. The increase was primarily the result of additional contractual obligations related to the Acquired Operations including increases from additional Debt ($6.3 billion), Operating Leases ($3.0 billion), Interest on Long-Term Debt ($4.6 billion), Capital Leases ($1.6 billion), Benefit Obligations ($3.5 billion), Deferred Income Taxes ($0.7 billion), Purchase Obligations ($2.3 billion) and Self Insurance Liabilities ($1.0 billion).

In future filings, the Company will provide additional disclosure in a footnote to the table regarding any significant changes in its contractual obligations when compared to the previous fiscal year end.

Item 9A. Controls and Procedures, page 39

14.	Please revise the disclosure regarding management’s assessment of disclosure controls and procedures to state, if true, that the controls were effective as of the end of the period covered by this report as opposed to “as of the valuation date.”

Response:

In future filings, the Company will revise the disclosure regarding management’s assessment of disclosure controls and procedures to state that the controls were effective as of the end of the period covered by the applicable report, as opposed to “as of the valuation date.”

15.	Please revise the disclosure regarding management’s assessment of internal control over financial reporting to clearly state management’s conclusion and remove the phrase “it believes.”

Response:

In future filings, the Company will revise the disclosure regarding management’s assessment of internal control over financial reporting to state management’s conclusion and will remove the phrase “it believes.”

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

16.	Disclose the types and amounts of expenses included in the selling, general and administrative line item for all periods presented.

Response:

The Company will add the following or substantially similar disclosure in future filings under Note 2 – Summary of Significant Accounting Policies:

“Selling and administrative expenses consist primarily of store and corporate employee-related costs such as salaries and wages, health and welfare, worker’s compensation and pension benefits, as well as rent, occupancy and operating costs, depreciation and amortization and other administrative costs.”

We believe our disclosure is in compliance with Item 5.03(b) of Regulation S-X. Additionally, we refer to Comment 10 above and the related response for the additional disclosures we plan to provide in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Principles of Consolidation, page F-12

17.	Please disclose the principles followed in determining the inclusion or exclusion of the subsidiaries and accounts in the consolidated financial statements. See Rule 3A-03 of Regulation S-X.

Response:

The Company will add the following or substantially similar disclosure in future filings under Note 2 – Summary of Significant Accounting Policies:

“The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. References to the Company refer to SUPERVALU INC. and Subsidiaries.”

Cost-of Sales, page F-13

18.	We note from your disclosure that you receive from vendors funds, allowances and credits in connection with the resale and promotion of certain vendor products, including amounts relating to cooperative advertising, marketing or promotional programs. In this regard, please disclose the amount of cooperative advertising reimbursements that maybe netted against gross advertising expense. In addition, we believe you should also include in your revised footnote disclosure the following additional information:

•	whether or not management would continue to incur the same level of advertising expenditures even if vendors discontinued their support;

•

if management cannot represent that they will continue to incur similar levels of advertising expenditures in the absence of these vendor agreements, please discuss in management’s discussion and analysis that reductions in the current level of advertising expenditures may adversely affect revenues;

•	the dollar amount of the excess reimbursements, if any, over costs incurred that are recorded as a reduction of cost of sales; and

•	the gross advertising expense incurred for all periods presented.

Refer to EITF 02-16 and paragraph 49 of SOP 93-7.

Response:

The Company will add the following or substantially similar disclosure in future filings under Note 2 – Summary of Significant Accounting Policies:

“Retail food advertising expenses are a component of Cost of sales in the Consolidated Statements of Earnings and are expensed as incurred. Retail food advertising expenses, net of cooperative advertising reimbursements, were $XXX, $157 and $57 for fiscal 2008, 2007 and 2006, respectively.”

We do not believe that disclosure of the amount of cooperative advertising would be useful to our readers. The Company negotiates base pricing, cooperative advertising and other vendor funding with vendors. The Company decides the level of optimal advertising and can fund this from a number of sources including increased sales, cooperative advertising reimbursements, other vendor funding, lower product costs or other cost savings, at our discretion. Advertising costs and cooperative advertising reimbursements are recorded in Cost of sales, when recognized in earnings.

Note 9 - Debt, page F-28

19.	Please disclose the existence of any cross-default provisions on your credit facilities and debt agreements along with the repercussions of not meeting these and other restrictive covenants relating to these debt agreements. Refer to Rule 4-08 of Regulation S-X.

Response:

We believe that the disclosures in Note 9 – Debt are in compliance with Rule 4-08 of Regulation S-X. To provide further clarification in response to the Staff’s comment, we will add the following or substantially similar disclosure in future filings in Note 9 – Debt:

“Certain of the Company’s credit facilities and long-term debt agreements have restrictive covenants and cross-default provisions which generally provide, subject to the Company’s right to cure, for the acceleration of payments due in the event of a breach of the covenant or a default in the payment of a specified amount of indebtedness due under certain other debt agreements. The Company is in compliance with all such covenants and provisions for all periods presented.”

Note 12 - Stock-Based Compensation, page F-36

Note 15 - Benefit Plans, page F-41

20.	We note that you disclose a range of rates for certain assumptions used in fiscal 2007 to calculate benefit obligations and stock-based compensation costs as opposed to your disclosure of a single rate in previous years. Please explain to us your basis and reason for the changes along with their impact on your calculations in fiscal 2007.

Response:

During fiscal 2007, the Company adopted SFAS 123(R) to calculate stock-based compensation. Paragraph A240 of SFAS 123(R) states that a company shall disclose the range if the method used employs different rates to estimate the fair value. The Company’s method analyzes options in like groups of employees which warrants ranges in volatility, risk-free interest rates and expected option life. In addition, options are valued using assumptions based on various grant dates throughout the year. Previously, in fiscal 2006 and fiscal 2005, the Company calculated stock-based compensation under SFAS 123. Paragraph 47d of SFAS 123 states that a company shall disclose the weighted-average information for the assumptions used, rather than a range.

As disclosed in Note 15 – Benefit Plans footnote (1) in the weighted average assumptions table, two different measurement dates were used for the fair value of plan assets for SUPERVALU and the Acquired Operations. Therefore, a range of rates was used to disclose the assumptions for the benefit obligations and net periodic benefit cost. In future years, as the plans from SUPERVALU and the Acquired Operations are merged and processes are consolidated we expect the table will reflect single values for each assumption.

Compensation Discussion and Analysis, page 16

Competitive Market, page 17

21.	We note the disclosure that the comparison group used by the company was “designed so that we ranked in the median range of the group, in various measures of company size and financial metrics.” Please expand the disclosure regarding the comparison group to discuss how the comparison group was used to make the compensation decisions disclosed. For example, please disclose if the company intends that total compensation or any element of compensation be set in accordance with benchmarks, and if so, please disclose such benchmarks. In addition, please disclose if the comparison group is used to determine the mix between elements of compensation.

Response:

In future filings, the Company will expand the description of how compensation data for the comparison group was used to make the compensation decisions disclosed, including a discussion of the use by the Executive Personnel and Compensation Committee (the “Committee”) of benchmarks and how the comparison group is used to determine the mix between elements of compensation.

Compensation Mix, page 18

22.	Please expand the discussion of the compensation mix to analyze how the compensation committee determined that the mix disclosed was appropriate and how such mix is in line with the company’s compensation philosophy and goals.

Response:

In future filings, the Company will expand the discussion of the compensation mix to include how the Committee determined that the mix disclosed was appropriate and how such mix aligns with the Company’s compensation philosophy and goals.

Base Salaries, page 19

23.	We note the disclosure that base salaries are intended in part to “reflect the competitive market.” Please expand this disclosure to explain how the salaries disclosed in the table reflect that market and whether the company engages in benchmarking.

Response:

In future filings, the Company will expand its discussion of benchmarking in connection with base salaries and the Committee’s assessment of its base salary decisions relative to the median base salaries in the competitive market.

Performance Measures and Objectives, page 19

24.	Please disclose the net earnings target that the committee used for fiscal 2007 and 2008 to determine compensation paid (or to be paid) pursuant to the cash incentive program. To the extent you believe disclosure of these measures is not required because it could result in competitive harm, provide us a detailed explanation for this conclusion. See instruction 4 to Item 402(b). If disclosure of the measures would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the measures or other factors.

Response:

In future filings, the Company will disclose the corporate net earnings target that the Committee used for the annual cash incentives for the Company’s most recently completed fiscal year. For example, in its proxy statement to be filed in 2008, the Company will disclose the corporate net earnings target that the Committee used to determine payouts under the Fiscal 2008 annual cash incentive. For any annual cash incentives awarded by the Committee after the end of the most recently completed fiscal year with respect to future fiscal year performance, the Company does not believe that the details of such awards, including the performance targets used to determine any payouts, could affect a fair understanding of the named executive officer’s compensation for the last fiscal year. This is because the Committee’s determinations with respect to performance targets for a future fiscal year are discreet to that fiscal year and do not affect a named executive officer’s compensation for the last fiscal year. The Company believes that disclosure of such targets is therefore not required, consistent with Instruction 2 to Item 402(b).

Fiscal 2008, page 21

25.	Please disclose why the committee determined to reduce the award potential for threshold performance under the annual cash incentive plan from 75% to 50% of the target opportunity.

Response:

In future filings, the Company will disclose why the Committee determined to reduce the award potential for threshold performance under the fiscal 2008 annual cash incentive plan to 50% of the target opportunity, from 75% of the target opportunity as provided in the fiscal 2007 annual cash incentive plan.

26.	Please disclose the earnings guidance on which the annual cash incentive program is based.

Response:

Because the Company will disclose the corporate net earnings target for payouts under its annual cash incentive program for fiscal 2008, the Company does not believe that it is necessary in future filings to make reference to its fiscal 2008 earnings guidance as a relative guide for understanding the degree of difficulty of achieving such target. In future filings, the Company will not make reference to its earnings guidance when describing the annual cash incentive program.

Performance Shares, page 23

27.	Please disclose the combined two-year average return on invested capital used to determine awards of performance shares. To the extent you believe disclosure of these measures is not required because it could result in competitive harm, provide us a detailed explanation for this conclusion. See instruction 4 to Item 402(b). If disclosure of the measures would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the measures or other factors.

Response:

In future filings, the Company will disclose the return on invested capital (“ROIC”) target used to determine the payouts under awards of performance shares during the most recently completed fiscal year. For example, in its proxy statement to be filed in 2008, the Company will disclose the ROIC target used for determining the payouts under awards of performance shares for the Fiscal 2007-Fiscal 2008 performance period. For any performance shares awarded by the Committee after the end of fiscal 2008 with respect to future long-term performance cycles, the Company does not believe that the details of such awards, including the performance measures that determine any payouts, could affect a fair understanding of the named executive officer’s compensation for the 2008 fiscal year. This is because the Committee’s determinations with respect to performance share awards and long-term performance measures for future performance periods do not have any impact on a named executive officer’s compensation for the last fiscal year. The Company believes that disclosure of such targets is therefore not required, consistent with Instruction 2 to Item 402(b).

Perquisites, page 26

28.	Please expand the disclosure regarding the company’s perquisite program to discuss how such program fits in with the company’s compensation philosophy and goals.

Response:

In future filings, the Company will expand the disclosure regarding the Company’s perquisite program to discuss how the program fits within the Company’s compensation philosophy and goals.

Form 10-Q for the Fiscal Quarter ended June 16, 2007

Form 10-Q for the Fiscal Quarter ended September 8, 2007

Form 10-Q for the Fiscal Quarter ended December 1, 2007

29.	Please confirm that you will address the comments above in your future Forms l0-Q as applicable.

Response:

In our future filings on Form 10-Q, the Company will address the comments above, as applicable.

Form 10-Q for the Fiscal Quarter ended December 1, 2007

Notes to Condensed Consolidated Financial Statements

Note 2 - Business Acquisition, page 9

30.	We note the purchase price allocation amounts appeared to have changed from the initial and preliminary allocations disclosed in Note 3 on page F-21 of your Form 10-K for the fiscal year ended February 24, 2007. In this regard, it appears that amounts allocated to property, plant and equipment, goodwill and intangibles have changed significantly from the last allocation, the preliminary purchase price allocation. Please tell us and disclose the nature and amount of the adjustments made. Reference is made to SFAS no. 141, paragraph 51.h.

Response:

As of February 24, 2007, the Company was still in the process of gathering data and making assessments that would impact the final purchase price allocation. The Company disclosed in its Form 10-K on page F-20 that “The Acquisition was accounted for under the purchase method of accounting with the Company as the acquirer in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS No. 141”). As a result, the

Company applied the purchase method of accounting to the separable assets, including goodwill and liabilities of New Albertsons. The preliminary purchase price allocations are estimates as of February 24, 2007 and will be further adjusted during the allocation period as defined in SFAS No. 141. The primary areas of the purchase price allocation that are not yet finalized relate to the valuation of long-lived assets, inventories, intangible assets, capital and operating lease obligations, income taxes and deferred income taxes and residual goodwill. The valuations were preliminary due primarily to the size and complexity of the Acquisition.”

The valuations were preliminary due primarily to the size and complexity of the Acquisition (for example 1,125 owned or leased stores, 10 distribution centers, certain regional and corporate office facilities and a large quantity of related personal property, as well as approximately $2 billion of fair value of intangible assets). The finalization of these valuations occurred in the Company’s first quarter of fiscal 2008.

The Company will add the following or substantially similar disclosure in its fiscal 2008 Annual Report disclosure regarding the change in purchase price allocation from the preliminary allocations, as follows:

“Purchase Price Allocation

The Acquisition was accounted for under the purchase method of accounting with the Company as the acquirer in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS No. 141”). As a result, the Company applied the purchase method of accounting to the separable assets, including goodwill and liabilities of New Albertsons. The Company completed the purchase price allocation during the first quarter of fiscal 2008, with the exception of income taxes which will be adjusted in accordance with Emerging Issues Task Force Issue No. 93-7, “Uncertainties Related to Income Taxes in a Purchase Business Combination.” The following summarizes the assets acquired and liabilities assumed as of the Acquisition Date, with the purchase price adjustments since the preliminary purchase price allocation as previously disclosed as of February 24, 2007. The purchase price adjustments relate primarily to the receipt of additional information regarding the fair values of long-lived assets, inventories, intangible assets, capital and operating lease obligations, income taxes and deferred income taxes and residual goodwill in the first quarter of fiscal 2008. The purchase price allocations are based on the use of multiple valuation techniques, including the cost, income and market approaches.”

The Company provided a table in its Form 10-K on page F-21 showing both the initial purchase price allocation and the preliminary purchase price allocation, and in its Form 10-Q for the first quarter of fiscal 2008 on page 10 showing the initial purchase price allocation and the final purchase price allocation. The Company will include a similar table in its Form 10-K for fiscal 2008. We did not provide a table in the Form 10-Q for second or third quarter for fiscal 2008 as the purchase price allocation was finalized in the first quarter for fiscal 2008, with the exception of income taxes which will be adjusted in accordance with EITF No. 93-7.

31.	You disclose that ‘[t]he purchase price allocations are based on a combination of third-party valuations and internal analyses.’ While you are not required to make reference to independent valuations here, when you do, you should also disclose the name of the expert and include a consent in accordance with Rule 436(a) of Regulation C. If you decide to delete your reference to the independent valuations, you should provide disclosures that explain the method and assumptions used by management to determine the valuations.

Response:

In future filings, the Company will eliminate references to third-party valuations and provide additional disclosures regarding the methods used by management to determine the valuations. See response to Comment 30 above as an illustration.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to discuss with you any additional questions the Staff may have regarding the Company’s financial disclosures. If you have any questions, please call me directly at 952-828-4028 or Burt Fealing in our legal department at 952-828-4289.

Sincerely,

/s/ PAMELA K. KNOUS
Pamela K. Knous
Executive Vice President and Chief Financial Officer